China Digital Ventures Corporation

November 20, 2009
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. Larry Spirgel Assistant Director
Dear Mr. Spirgel,
Re:
China Digital Ventures Corporation (the "Company" or "CDV")
Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2008
- 1 Filed October 16, 2009
Amendment No. 2 to Form 10-Q for the Quarterly Periods ended December 31, 2008 and March 31, 2009
-2 Filed October 16, 2009
File No. 3-146727
We refer to your letter dated November 18, 2009 in regard to your comments on above captioned matters, and hereby submit our replies below for your easy reference.
Also, please note that we have filed the following edgarized files with the SEC today:-
*	Amendment no. 2 to Form 10K/A for the annual report September 30, 2008;
*	Amendment no. 2 to Form 10Q/A for the quarterly report December 31, 2008;
*	Amendment no. 2 to Form 10Q/A for the quarterly report March 31, 2009; and
*	Amendment no. 2 to Form 10Q/A for the quarterly report June 30, 2009
AMENDMENT No. 1 to FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Comment 1

Your comment is noted. In future filings, we will provide additional detail regarding the significant changes to the Company's operations, including management's assessment on it, as well as any trends or uncertainties that management believes are reasonably likely to have a material effect on operating performance as stated in the Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and results of Operations."

Controls and Procedures, page 20
Comment 2 and 3
Please refer to the revised disclosures under Item 9AT on page 20 of the Amendment No. 2 to Form 10-K for the fiscal year ended September 30, 2008.

Unit 603, 6/F., Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong
Tel:  +618 7123 2313              Fax:  +618 8312 0248

China Digital Ventures Corporation

Exhibits
Comment 4
Please refer to the exhibits of the Form 10K and Form 10Qs which have been refiled separately.
Comment 5
Please refer to the revised Exhibits 31.1 and 31.2, which have now included the required language.
FORM 10-Q FOR THE PERIODS ENDED DECEMBER 31, 2008, MARCH 31, 2009, AND JUNE 30, 2009
Controls and Procedures
Comments 6
Please refer to the revised disclosures of Item 4T in the Amendment No. 2 to Form 10Q for the periods ended December 31, 2008, March 31, 2009, and June 30, 2009.
Exhibits
Comment 7
Please refer to the revised Exhibits 31.1 and 31.2, which have now included the required language.
Should you have further questions, please feel free to contact me at +618 7123-2313 or fax me at +618 8312-0248.
Yours faithfully, For and on behalf of China Digital Ventures Corporation /s/ Con Unerkov ________________________________ Con Unerkov President
c.c.	Ms. Jessica Plowgian, Attorney-Advisor Mr. Robert Bartelmes, Senior Financial Analyst Mr. Michael Henderson, Staff Accountant Ms. Kyle Moffat, Accountant Branch Chief

Unit 603, 6/F., Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong
Tel:  +618 7123 2313              Fax:  +618 8312 0248